Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 28, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Mark A. Cowan

RE:	Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A of DWS Variable Series II (the “Registrant”); (Reg. Nos. 033-11802 and 811-05002)

Dear Mr. Cowan:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephonic conference on March 28, 2014 in regards to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on February 20, 2014.

 The Staff’s comments are summarized below, followed by the Registrant’s responses:

Prospectus:

1. Fees and Expenses of the Fund

Comment:                                a.   For shareholder fees, mark as “N/A” rather than “None.”

Response:                                Registrant notes the introduction to each Fund’s fee table states that “This information does not reflect fees associated with the separate account that invests in the fund or any variable life insurance policy or variable annuity contract for which the fund is an investment option. These fees will increase expenses.”  Accordingly, Registrant believes the current disclosure is appropriate.

Comment:                           b.      Confirm that contractual fee waivers will expire no less than one year from the effective date of the fund’s registration statement.

Response:                                Registrant confirms that each contractual fee waiver is for a period of one year from the effective date of the registration statement.

2.         Principal Investment Strategies/Risks

Comment:                                a.           DWS Alternative Asset Allocation VIP.  The Staff is of the view that the use of “Alternative” in a fund’s name should require an 80% investment policy as required under Rule 35d-1 under the Investment Company Act of 1940.

Response:                                The term “Alternative” as used in the fund’s name connotes types of investment strategies that the underlying funds in which the fund invests may utilize as opposed to types of investments.  Therefore, Registrant believes Rule 35d-1 should not apply.

Comment:                           b.      DWS Alternative Asset Allocation VIP. The Fund lists gold-related investments, subsidiary risk and multi-manager approach risk under “Main Risks.”  Please confirm that these are appropriate risks for this fund.

Response:                           Registrant confirms that the risks noted above are appropriate and correspond with underlying funds that the fund may invest in.

Comment:                           c.      DWS Global Income Builder VIP. The Fund lists IPO risk and Short Sales risk under “Main Risks.”  Please confirm that these are appropriate risks for this fund.

Response:                           Registrant confirms that the risks noted above are appropriate for the fund.

Comment:                           d.      DWS Small Mid Cap Value VIP. The fund lists Emerging Markets risk and Real Estate Securities risk under “Main Risks.” Please confirm that these are appropriate risks for this fund.
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Response:                           Registrant confirms that the risks noted above are appropriate for the fund.

Comment:                           e.      DWS Government & Agency Securities VIP. Please consider if the current benchmark, Barclays GNMA Index, is broad based enough for the Fund.

Response:                           Registrant confirms that the current benchmark, Barclays GNMA Index, is appropriate for how the fund is currently being managed.

Comment:                           f.      DWS Money Market  VIP. Please consider revising the first paragraph under “Principal Investment Strategy” into “plain English” by removing references to Rule 2a-7 and the Investment Company Act of 1940.

Response:                           The fund has made the requested revisions.

Statement of Additional Information:

4.         Part II: Appendix II -G  – Investment Practices and Techniques

Comment:                                Please confirm that disclosure relating to commodity pool operator regulation and investment companies and other pooled investment vehicles is current with CFTC rules.

Response:                                The above referenced disclosures are current per the most recently updated CFTC rules.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

                        /s/Caroline Pearson
Caroline Pearson
Managing Director
Deutsche Investment Management Americas Inc.

cc:           John Marten, Esq., Vedder Price P.C.

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